UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Spanish Securities Market Commission

Seville, June 23, 2014

Ref.: Relevant Facts

In order to be in compliance with article 82 of Law 24/1988, the Spanish Securities Market Act, Abengoa, S.A. (the “Company”) herewith informs the Spanish Securities Market Commission of the following:

Relevant Fact

The Board of Directors, with the reasoned proposal by the Nomination and Remuneration Committee agreed at its meeting of June 23, 2014, following the resignation of its current owner (for intensification of his duties and exclusive dedicated as Director of Compliance), the appointment as Secretary (non member) of the Board of Directors of Abengoa, S.A. of Mr. Daniel Alaminos Echarri, also as secretary of the Audit Committee.

Miguel Ángel Jiménez-Velasco Mazarío

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: June 23, 2014